UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Capital Management LLC

400 Royal Palm Way, Suite 212

Palm Beach, FL 33480

(561) 300-4860

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,576,446
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,576,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,576,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 11,213,233 shares of Common Stock of the Issuer outstanding as of January 10, 2019, as reported in the Issuer’s definitive proxy statement filed on January 29, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 120,144
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 120,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 11,213,233 shares of Common Stock of the Issuer outstanding as of January 10, 2019, as reported in the Issuer’s definitive proxy statement filed on January 29, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,696,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,696,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,696,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 11,213,233 shares of Common Stock of the Issuer outstanding as of January 10, 2019, as reported in the Issuer’s definitive proxy statement filed on January 29, 2019.

CUSIP No 58549G 209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,696,590
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,696,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,696,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon 11,213,233 shares of Common Stock of the Issuer outstanding as of January 10, 2019, as reported in the Issuer’s definitive proxy statement filed on January 29, 2019.

CUSIP No 58549G 209

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 31, 2018 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 8, 2018 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 21, 2018 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 20, 2018 (“Amendment No. 6”) and the Amendment No. 7 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 16, 2019 and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

On February 20, 2019, the board of directors of the Issuer approved a 1-for-5 reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split became effective as of 5:00 p.m. Eastern Time on February 21, 2019. The share numbers in this Amendment reflect the Reverse Stock Split.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On February 22, 2019, pursuant to the Second Amended and Restated Senior Subordinated Convertible Loan Agreement, originally dated as of December 31, 2018, and amended and restated as of January 14, 2019 and February 22, 2019, by and between the Issuer, Vatera Healthcare, Vatera Investment and other parties thereto (the “A&R Loan Agreement”), the Issuer issued Convertible Loans to Vatera Healthcare evidencing $75,000,000 of borrowings.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The beneficial ownership percentages for the Reporting Persons described in this Amendment are based on 1,345,891 shares of Common Stock acquired directly by Vatera Healthcare in connection with the Merger, 355,555 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Equity Commitment Letter, 1,500,000 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Offering, 44,444 shares of Common Stock acquired directly by VHPM pursuant to the Equity Commitment Letter, 75,700 shares of Common Stock acquired directly by VHPM pursuant to the Offering, 9,375,000 shares of Common Stock underlying the Convertible Loans acquired directly by Vatera Healthcare pursuant to the A&R Loan Agreement (assuming that such Convertible Loans are converted into shares of Melinta preferred stock and then into Melinta common stock as of February 22, 2019 using the Conversion Amount, at a Common Stock Conversion Rate of 125 (equivalent to a Conversion Price of $8.00)) and 11,213,233 shares of Common Stock outstanding as of January 10, 2019, as reported in the Issuer’s definitive proxy statement filed on January 29, 2019. The deemed beneficial ownership of VCM and Mr. Ferro constitutes approximately 61.7% of the Common Stock of the Issuer outstanding as of January 10, 2019; the ownership of Vatera Healthcare constitutes approximately 61.1% of the Common Stock of the Issuer outstanding as of January 10, 2019; and the ownership of VHPM constitutes approximately 1.1% of the Common Stock of the Issuer outstanding as of January 10, 2019.

(b) Vatera Healthcare directly holds, and has voting and dispositive power over, 12,576,446 of the Shares. VHPM directly holds, and has voting and dispositive power over, 120,144 of the Shares. VCM, as the manager of Vatera Healthcare and VHPM, has voting and dispositive power over all of the Shares. Mr. Ferro, as the Chief Executive Officer and Managing Member of VCM, has voting and dispositive power over all of the Shares. Other than for the purposes of Rule 13d-3 of the Act, each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, as applicable.

(c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock since the filing of the Original Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) On January 2, 2019, Vatera Holdings was replaced as manager of Vatera Healthcare and VHPM by VCM which was appointed as the manager of Vatera Healthcare and VHPM. Vatera Holdings no longer beneficially owns any shares of Common Stock.

CUSIP No 58549G 209

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On February 22, 2019, Vatera Healthcare entered into the A&R Loan Agreement, which was amended on such date solely to reflect the Reverse Stock Split.

Item 7. Materials to be Filed as Exhibits

Item is hereby supplemented as follows to add Exhibit 13:

Exhibit Number	Description

13.	Second Amended and Restated Senior Subordinated Convertible Loan Agreement, originally dated as of December 31, 2018, and amended and restated as of January 14, 2019, and February 22, 2019, by and among Melinta Therapeutics, Inc., the other loan parties party thereto from time to time, and the lenders party thereto from time to time (including the Form of Senior Subordinated Convertible Note) (8)

(8)	Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated February 22, 2019.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated February 26, 2019

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

VATERA CAPITAL MANAGEMENT LLC

By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro